Exhibit 99.1

NEWS RELEASE
July 9th 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 44.01 METERS OF 1.04 G/T GOLD AND 95.8 G/T SILVER (3.0 G/T AUEQ)
ON NORTHEAST EXTENSION ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going four drill exploration program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-135 and 151 through 158. Holes TU-12-135,154 and 156 were drilled into the Main Ixtaca Zone. Holes TU-12-151, 152, 153, 157 and 158 were drilled into the Ixtaca North Zone, a developing parallel zone to the Main Ixtaca Zone. Hole TU-12-155 was drilled at 070 degrees into the Northeast Extension Zone. This hole is believed to be close to perpendicular to the Northeast Extension Zone, representing it as a true width, and confirming that the Northeast Extension Zone has a strike different from the Main Ixtaca and Ixtaca North Zones at roughly 330 degrees. Hole TU-12-158 was oriented at 240 degrees and was drilled at the southwest end of the known extent of veining. This hole is also interpreted to have intersected north-south oriented veins in this part of the Ixtaca Zone. Highlights from the current group of assays include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-135 MAIN IXTACA ZONE, SECTION 10+525:
104.35 meters @ 0.85 g/t gold and 28.5 g/t silver (1.4 g/t gold equivalent)
Including                      47.95 meters @ 1.57 g/t gold and 43.5 g/t silver (2.4 g/t gold equivalent)
And                       15.65 meters @ 3.04 g/t gold and 52.4 g/t silver (4.1 g/t gold equivalent)

Hole TU-12-154 MAIN IXTACA ZONE, SECTION 10+250::
59.30 meters @ 0.78 g/t gold and 15.2 g/t silver (1.1 g/t gold equivalent)
Including                      10.25 meters @ 1.16 g/t gold and 47.4 g/t silver (2.1 g/t gold equivalent)

Hole TU-12-155 NORTHEAST EXTENSION ZONE, SECTION 50+000N                                                                                                                                :
44.01 meters @ 1.04 g/t gold and 95.8 g/t silver (3.0 g/t gold equivalent)
Including                      10.50 meters @ 2.65 g/t gold and 244.9 g/t silver (7.5 g/t gold equivalent)
Including                      2.5 meters @ 8.49 g/t gold and 683.6 g/t silver (22.2 g/t gold equivalent)

Hole TU-12-156 MAIN IXTACA ZONE, SECTION 10+250:
21.73 meters @ 1.56 g/t gold and 11.7 g/t silver (1.8 g/t gold equivalent)

Hole TU-12-158 IXTACA NORTH ZONE, SECTION 49+750N:
49.19 meters @ 0.86 g/t gold and 11.1 g/t silver (1.1 g/t gold equivalent)
Including                      4.50 meters @ 5.52 gold and 10.4 g/t silver (5.7 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new results which continue to confirm and extend the Ixtaca zone to be a strong system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. The new results reported today from the Northeast Extension Zone show that we are only beginning to understand this exciting project as we now have a new orientation of veining hosting high grades to explore and develop. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.” The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-135	88.25	123.25	35.00	0.20	25.3	0.7	35
including	111.50	114.50	3.00	0.68	61.1	1.9	95
including	120.25	123.25	3.00	0.64	85.6	2.3	117
TU-12-135	146.65	162.50	15.85	0.79	78.6	2.4	118
including	146.65	149.05	2.40	1.07	74.9	2.6	128
including	154.15	155.15	1.00	5.64	596.0	17.6	878
TU-12-135	190.50	294.85	104.35	0.85	28.5	1.4	71
including	239.40	287.35	47.95	1.57	43.5	2.4	122
including	242.70	244.20	1.50	3.88	276.7	9.4	471
including	263.20	278.85	15.65	3.04	52.4	4.1	205
including	253.90	287.35	33.45	1.97	43.6	2.8	142
TU-12-135	335.00	371.85	36.85	0.34	6.8	0.5	24
including	349.50	354.23	4.73	1.32	24.1	1.8	90
TU-12-151	54.00	74.00	20.00	0.15	6.8	0.3	14
including	67.00	68.00	1.00	0.75	43.3	1.6	81
TU-12-151	97.00	117.00	20.00	0.20	7.1	0.3	17
TU-12-151	114.00	117.00	3.00	0.33	13.2	0.6	30
TU-12-151	126.25	131.50	5.25	0.28	2.2	0.3	16
TU-12-152	44.20	73.60	29.40	0.38	4.5	0.5	24
including	61.90	62.90	1.00	4.08	8.7	4.3	213
TU-12-152	132.75	137.65	4.90	0.29	7.4	0.4	22
TU-12-152	143.15	148.70	5.55	0.21	7.4	0.4	18
TU-12-152	154.84	187.00	32.16	0.25	30.2	0.9	43
including	154.84	172.30	17.46	0.38	50.8	1.4	70
TU-12-152	247.00	249.00	2.00	0.23	28.2	0.8	40
TU-12-153	266.30	273.80	7.50	0.39	16.1	0.7	35
TU-12-154	94.93	154.23	59.30	0.78	15.2	1.1	54
including	128.50	135.25	6.75	1.52	19.2	1.9	95
including	138.75	149.00	10.25	1.16	47.4	2.1	105
TU-12-155	51.82	106.07	54.25	0.24	7.2	0.4	19
TU-12-155	194.00	212.00	18.00	0.19	21.5	0.6	31
including	199.80	204.50	4.70	0.32	34.5	1.0	51
TU-12-155	227.99	272.00	44.01	1.04	95.8	3.0	148
including	229.80	240.30	10.50	2.65	244.9	7.5	377
including	230.80	233.30	2.50	8.49	683.6	22.2	1108
including	235.80	239.30	3.50	1.23	178.4	4.8	240
including	242.30	248.00	5.70	0.55	65.6	1.9	93
including	253.00	258.50	5.50	1.81	108.1	4.0	199
TU-12-155	334.80	337.70	2.90	0.88	89.6	2.7	134
TU-12-156	109.12	130.85	21.73	1.56	11.7	1.8	90
TU-12-157	64.50	77.00	12.50	0.29	0.5	0.3	15
TU-12-157	109.30	173.00	63.70	0.30	8.5	0.5	23
including	145.00	153.25	8.25	0.79	18.0	1.2	58
TU-12-158	49.50	79.20	29.70	0.18	6.5	0.3	16
TU-12-158	83.20	84.20	1.00	4.90	116.6	7.2	361
TU-12-158	96.50	145.69	49.19	0.86	11.1	1.1	54
including	125.75	130.35	4.60	0.53	44.0	1.4	71
including	134.00	138.50	4.50	5.52	10.4	5.7	286
including	136.00	138.50	2.50	9.40	8.6	9.6	478

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the north and striking at 060 Azimuth. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Ixtaca, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
Section 50000
Section 49750
Section 11250
Section 11200
Section 11150
Section 11100
Section 11050
Section 11000
Section 10950
Section 10925
Section 10900
Section 10850
Section 10800
Section 10750
Section 10700
Section 10650
Section 10600
Section 10550
Section 10525
Section 10500
Section 10450
Section 10400
Section 10350
Section 10300
Section 10250
Section 10200
Section 10150
Section 10100
Section 10050
Section 10000
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending